1900 K Street, N.W. Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com WILLIAM J. BIELEFELD william.bielefeld@dechert.com +1 202 261 3386 Direct +1 202 261 3333 Fax

February 19, 2020

VIA EDGAR

Mr. Christopher R. Bellacicco

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Goldman Sachs Credit Income Fund

Registration Statement on Form N-14

File No. 333-235513

Goldman Sachs Real Estate Diversified Income Fund

Registration Statement on Form N-14

File No. 333-235514

Dear Mr. Bellacicco:

This letter responds to comments that you provided to me, Joshua M. Katz, and Alexander C. Karampatsos of Dechert LLP during a telephonic discussion on January 13, 2020 with respect to your review of the combined proxy statements/prospectuses on Form N-14 (the “Registration Statements”) relating to the proposed reorganization of each of Resource Credit Income Fund and Resource Real Estate Diversified Income Fund with and into Goldman Sachs Credit Income Fund (the “Credit Fund”) and Goldman Sachs Real Estate Diversified Income Fund (the “Real Estate Fund,” and, together with the Credit Fund, the “Acquiring Funds”), respectively, filed with the U.S. Securities and Exchange Commission on December 16, 2019. The Acquiring Funds have considered your comments and have authorized us to make the responses and changes discussed below to the Registration Statements on their behalf. Capitalized terms have the meanings attributed to such terms in the Registration Statements.

Concurrently with this letter, each Acquiring Fund is filing Pre-Effective Amendment No. 1 to its Registration Statement, which reflects the disclosure changes discussed below.

On behalf of the Acquiring Funds, set forth below are the comments of the SEC staff (“Staff”) along with our responses to or any supplemental explanations of such comments, as requested.

1.

Comment: The Staff reminds you that the Acquiring Funds and their management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Response: The Acquiring Funds acknowledge this comment.

Mr. Bellacicco February 19, 2020 Page 2

2.

Comment: Please confirm that Staff comments given on each Acquiring Fund’s registration statement filing on Form N-2 will be considered with respect to Pre-Effective Amendment No. 1 to its Registration Statement on Form N-14.

Response: Each Acquiring Fund confirms that Staff comments given on the Acquiring Fund’s registration statement filing on Form N-2 were considered and incorporated into Pre-Effective Amendment No. 1 to its Registration Statement on Form N-14 where appropriate.

3.	Comment: Please confirm that no shares of the Acquiring Funds will be sold prior to the consummation of the Reorganizations.

Response: Each Acquiring Fund confirms that no shares will be sold to the public prior to the consummation of the Reorganization of its corresponding Acquired Fund. The Acquiring Funds note that $100,000 worth of shares of each Acquiring Fund were previously sold to GSAM Holdings LLC, an affiliate of GSAM, in a private placement transaction to satisfy certain requirements under Section 14(a) of the 1940 Act.

4.

Comment: Please revise the “Questions and Answers Relating to the Reorganization” section of each Registration Statement to disclose: (a) the identity of the proxy solicitor; (b) the material terms of any agreements with the proxy solicitor; (c) the amount to be paid to the proxy solicitor for solicitation services; and (d) the entity or entities paying the proxy solicitation costs.

Response: The Acquiring Funds have revised the disclosure consistent with this comment.

5.

Comment: In the “Summary” section of each Registration Statement, please include a comparison of the distribution and purchase procedures, exchange rights, and redemption procedures regarding each Acquiring Fund and its corresponding Acquired Fund in accordance with Item 3(b) of Form N-14.

Response: Each Acquiring Fund notes that its Registration Statement includes a sub-section entitled “Comparison of Purchase, Exchange and Requesting Repurchases of Shares” that generally discuses purchase, exchange and repurchase rights. Nevertheless, the Acquiring Funds have supplemented the disclosure consistent with this comment.

6.

Comment: In “The Funds’ Fees and Expenses” section of each Acquiring Fund’s Registration Statement, please revise the paragraph before the Fee and Expense table to clarify that only the fees and expenses of the Acquired Fund and the pro forma fees and expenses of the combined Fund are shown in the table.

Response: The Acquiring Funds have revised the disclosure consistent with this comment.

7.

Comment: In the “Other Important Information Concerning the Reorganization” section of each Acquiring Fund’s Registration Statement, please include a description of any material differences between the rights of shareholders of the Acquired Fund and the rights of shareholders of the Acquiring Fund in accordance with Item 4(a)(5) of Form N-14.

Mr. Bellacicco February 19, 2020 Page 3

Response: The Acquiring Funds respectfully note that the section entitled “Comparison of Charter Documents of the Acquiring Fund and the Acquired Fund” describes the material differences between the rights of shareholders of the Acquired Funds and the rights of shareholders of the Acquiring Fund. Nevertheless, the Acquiring Funds have revised the disclosure to clarify that this section describes such material differences.

8.

Comment: Please disclose supplementally whether any portfolio repositioning of the Acquired Funds will occur in anticipation of the Reorganizations. If so, please disclose the following with respect to each Acquired Fund: (a) the approximate percentage of the Acquired Fund’s portfolio that is expected to be repositioned; (b) the entity or entities that will bear the repositioning costs; and (c) the expected cost of the repositioning represented in dollars and as a percentage of the Acquired Fund’s net assets.

Response: Each Acquired Fund confirms that it does not intend to reposition its investment portfolio in contemplation of the Reorganization prior to the Reorganization, and so it is not anticipated that the Acquired Fund will incur any related costs. Following the announcement of the Reorganization, the Resource Real Estate Diversified Income Fund submitted redemption requests to certain underlying private investment funds to manage its liquidity. Each Acquired Fund may submit additional redemption requests to underlying private investment funds to manage the Acquired Fund’s liquidity. Following the Reorganization, it is possible that the portfolio managers of an Acquiring Fund may determine, after receiving the Acquired Fund’s holdings, to sell any such holdings (or positions), and it is anticipated that the combined fund will be able to operate in compliance with its investment policies following the Reorganization.

9.

Comment: In the “Control Person” and “Ownership of Shares of the Acquired Fund” sections of the combined proxy statement/prospectus and the “Control Persons and Principal Holders of Securities” section of the SAI, please clarify the entity or entities that may be deemed to control each Acquiring Fund.

Response: The Acquiring Funds have revised the disclosure consistent with this comment.

10.

Comment: In the “Voting Rights and Required Vote” section of each Acquiring Fund’s Registration Statement, please disclose the number of outstanding shares for each share class of the corresponding Acquired Fund in accordance with Item 6(a) of Schedule 14A.

Response: Each Acquiring Fund respectfully notes that it has included placeholders for this information in the “Capitalization” section of Pre-Effective Amendment No. 1 to its Registration Statement. Nevertheless, the Acquiring Funds have revised the disclosure consistent with this comment.

Mr. Bellacicco February 19, 2020 Page 4

11.	Comment: In the “Information Concerning the Special Meeting” section of each Registration Statement, please disclose the vote requirement for adjourning the Special Meeting.

Response: The Acquiring Funds have revised the disclosure consistent with this comment.

12.

Comment: With respect to the “Ownership of Shares of the Acquired Fund” section of each Acquiring Fund’s Registration Statement, please note that the Staff expects that the ownership information relating to the Acquired Fund’s trustees and officers be relatively current (i.e. within 30 days of the date of the filing of Post-Effective Amendment No. 1).

Response: The Acquiring Funds have revised the disclosure consistent with this comment.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3386 if you wish to discuss this correspondence further.

Sincerely,

/s/ William J. Bielefeld
William J. Bielefeld

cc:	Robert Griffith, Goldman Sachs Asset Management, L.P.

Melissa O’Neill, Goldman Sachs Asset Management, L.P.

Stephen H. Bier, Dechert LLP